

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Mr. Jinshan Dai
President, Treasurer and Secretary
Adamas Ventures, Inc.
Room 1403, No. 408 Jie Fang Zhong Road
Guangzhou, Guangdong
PR China, 510030

> **Re: Adamas Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 28, 2014**
> **File No. 333-194492**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the prospectus complies with the legibility requirements set forth in Securities Act Rule 420.

Prospectus Summary, page 5

2.   We note the new disclosure on page 5 that Mr. Dai will devote full time hours to the company. Please reconcile that disclosure with the risk factor disclosure on page 7 and similar disclosure on pages 15 and 19 that Mr. Dai will only be devoting limited time, or approximately twenty hours per week, to your operations.

Exhibit 15

3.   Please provide under Exhibit 15 a currently dated acknowledgement letter from your auditor regarding the use of its review report on your financial statements as of and for the period ended July 31, 2014. Refer to Item 601(b)(15) of Regulation S-K for further guidance.

Exhibit 23

4.   Please provide under Exhibit 23 a currently dated consent from your auditor related to the use of its audit report on your financial statements as of and for the period ended January 31, 2014. Refer to Item 601(b)(23) of Regulation S-K for further guidance.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director

cc: Jill Arlene Robbins, Esq.